Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

May 20, 2013

VIA E-MAIL AND EDGAR

Michael Kosoff

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:     Post-Effective Amendment No. 6 to the

Registration Statement on Form N-4 for

Protective Variable Annuity

Protective Life Insurance Company

Protective Variable Annuity Separate Account

File Nos. 333-179649 and 811-8108

Dear Mr. Kosoff:

On behalf of Protective Life Insurance Company (the “Company”), I have enclosed for your convenience a copy of the above-referenced post-effective amendment to the Form N-4 registration statement (the “Amendment”) filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2013.  The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) to add a new prospectus under the registration statement that describes a new version of the Protective Variable Annuity contract (the “Revised Contract”), which will be effective July 15, 2013.

The Company respectfully requests that the Staff afford the Amendment selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  Accordingly, enclosed are a marked copy of the new prospectus and the statement of additional information (“SAI”) from the Amendment.  The prospectus and SAI included in the Amendment are substantially similar to the prospectus and SAI included in Post-Effective Amendment Number 5 to the Form N-4 registration statement filed on April 23, 2013 (File No. 333-179649) that describes the existing version of the Protective Variable Annuity contract (the “Existing Contract”).

The enclosed prospectus and SAI are appropriately marked to indicate the differences between the Revised Contract and the Existing Contract.  The material differences between the two are as follows:

1.              Under the Existing Contract, contract owners may elect the basic SecurePay rider (a living benefit rider); this rider is not available under the Revised Contract.

2.              Under the Revised Contract, the Company has made available a SecurePay 5 rider, whereas under the Existing Contract the SecurePay 6 rider is available. The SecurePay 5 rider is substantially similar to the SecurePay 6 rider except it offers a 5%, rather than 6%, roll-up feature, requires a minimum issue age of 60 rather than 55, permits the reinstatement of the rider following termination due to a change in covered person (subject to certain conditions), and does not allow contract owners to elect the rider after contract issue under the “RightTime” option.

In addition, the Revised Contract reflects certain other non-material differences, such as the clarification of certain information (e.g., removal of references to closed contract and rider features).

*    *    *

If you have any questions or comments regarding the Amendment, or if there is anything that we can do to facilitate the Staff’s review of the Amendment, please call the undersigned at (205) 268-3581 or Elisabeth Bentzinger at (202) 383-0717. As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy
Max Berueffy
Senior Associate Counsel

Attachment

cc:           Elisabeth Bentzinger